Exhibit 16.01

March 16, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

We have read Item 4.01 of Form 8-K dated March 13, 2007 of Laureate Education, Inc. and are in agreement with the statements contained in the second, third and fifth paragraphs therein.  We have no basis to agree or disagree with other statements of the registrants contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the third paragraph therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audits of the registrant’s 2005 and 2006 financial statements.

/s/ Ernst & Young LLP

Baltimore, MD